FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     RESIGNATIONS AND APPOINTMENTS
ON ENDESA CHILE’S BOARD OF DIRECTORS

(Santiago, Chile, August 2, 2007) – Endesa Chile (NYSE: EOC) announced today the following material information.

At the ordinary board meeting of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”) held on July 24, 2007, the Board of Directors agreed to accept the resignations presented by Mr. Pedro Larrea P. as director and Vice-Chairman of the Board, and of Mr. Héctor López V. as director of the Board.

At the same meeting, the Board agreed to appoint Mr. José María Calvo-Sotelo I. and Mr. Rafael Español N. as new directors of the Company. In addition, Mr. Carlos Torres V. was appointed Vice-Chairman of the Board.

Mr. Calvo-Sotelo joined ENDESA, S.A. (“Endesa Spain”) in 1997 as manager of planning and finance of the diversification and telecommunications business. In 2001, he was appointed general manager of Endesa Telecomunicaciones S.A. Mr. Calvo-Sotelo was also advisor of several companies and director of Chilectra, the Chilean electricity distribution company. Mr. Calvo-Sotelo is currently Assistant General Manager of Corporate Control and Development of Endesa Internacional, S.A, which covers Endesa Spain’s Latin American businesses, as well as advisor to Chilectra. Mr. Calvo-Sotelo holds a degree in Physical Sciences, a specialization in Fundamental Physics, from Universidad Complutense de Madrid, and an MBA from Harvard Business School.

Mr. Español began his career in Endesa Spain in 1996 as advisor. A year later he became advisor to Endesa Internacional. Mr. Español has been a director of Endesa Spain and Enersis. He has served as Chairman of Aiscondel and Monsando Ibérica and has been advisor to Aragonesas. Currently, Mr. Español is Director of Endesa Internacional. Mr. Español is also Chairman and General Director of Grupo SEDA, and Chairman of Productores Fibras Químicas de España, of Centro de Supercomputación de Cataluña, and of Fundaciones Catalanas para la Innovación y para el Deporte. Mr. Español holds a law degree from Universidad de Barcelona.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: August 02, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.